Mr A Pande Accounting Branch Chief Office of Financial Services Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 United States of America
Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN 020 7356 1422 direct 020 7356 1014 facsimile

3 August 2018

Dear Mr Pande

Re:	Lloyds Banking Group plc
Form 20-F for the fiscal year ended 31 December 2017, filed 9 March 2018
Response dated 6 July 2018
File number: 001-15246

Thank you for your letter dated 25 July 2018 setting out the Staff’s comments on the above filing of Lloyds Banking Group plc.

We confirm that the Company will not disclose the aggregated allowance for impairment losses calculated under the underlying basis of accounting (which excludes the impact of purchase accounting adjustments) in its future filings.

Yours sincerely,

/s/ George Culmer

George Culmer

Chief Financial Officer

For Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh EH1 1YZ